UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-40157
TWIN RIDGE CAPITAL ACQUISITION CORP.
(Exact name of registrant as specified in its charter) 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 34108 (212) 235-0292
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
Class A ordinary shares included as part of the units
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3 (b)(1)(i)	☒

Rule 12h-3 (b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	None*

* Effective November 2, 2023, in connection with the transactions contemplated by that certain Business Combination Agreement, dated November 29, 2022, by and among Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 ("MergeCo"), Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“MergerSub”), Twin Ridge merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of MergeCo.

Pursuant to the requirements of the Securities Exchange Act of 1934, Twin Ridge Capital Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TWIN RIDGE CAPITAL ACQUISITION CORP.

Date:	November 13, 2023	By:	/s/ William P. Russell, Jr.
Name: William P. Russell, Jr.
Title: Co-Chief Executive Officer and Chief Financial Officer